Dada Nexus Limited

22/F, Oriental Fisherman’s Wharf

No. 1088 Yangshupu Road

Yangpu District, Shanghai 200082

The People’s Republic of China

August 28, 2022

VIA EDGAR

Mr. Andrew Mew

Mr. Jimmy McNamara

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dada Nexus Limited (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

File No. 001-39305

Dear Mr. Mew and Mr. McNamara,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 14, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 150

1.	We note your statement that you reviewed the Company’s register of members and public filings made by shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 28, 2023

In connection with the required submission under paragraph (a) and the required disclosure under (b)(3) of Item 16I, the Company respectfully supplements that it relied on the Company’s register of members and the Schedules 13D, Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Company’s register of members, as well as the Beneficial Ownership Reports, other than JD Group Entities and Walmart Entities, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 31, 2023. Based on the review of the public filings:

•	JD Group Entities are referred to JD Sunflower Investment Limited, Windcreek Limited, JD.com Investment Limited and JD.com, Inc. JD Sunflower Investment Limited and Windcreek Limited are both formed in the British Virgin Islands and are wholly owned by JD.com Investment Limited, which is in turn wholly owned by JD.com, Inc. JD.com, Inc. is a limited liability company incorporated in the Cayman Islands and is listed on the Nasdaq Global Select Market and Hong Kong Stock Exchange. JD Group Entities collectively beneficially owned 543,315,362 ordinary shares in the Company as of February 22, 2022 based on the information contained in the Schedule 13D jointly filed by JD.com, Inc. and others with the SEC on March 4, 2022. Assuming JD Group Entities’ shareholding had not changed since February 22, 2022, it represented 53.0% of the total issued and outstanding ordinary shares of the Company as of March 31, 2023. In April 2023, JD Group, through JD Sunflower Investment Limited, entered into a share subscription agreement with the Company for the subscription of an aggregate of 18,927,876 new ordinary shares to JD Group, and the transaction was closed in the same month. Immediately following closing, JD Group Entities collectively held approximately 53.9% of the total issued and outstanding shares of the Company.

•	Walmart Entities are referred to Azure Holdings S.a.r.l. and Walmart Inc. Azure Holdings S.a.r.l., a company incorporated in Grand Duchy of Luxembourg. Azure Holdings S.a.r.l. is wholly owned by Walmart Inc. Walmart Inc. is a company incorporated in Delaware and listed on the New York Stock Exchange. Walmart Entities beneficially owned 94,981,280 ordinary shares in the Company as of June 9, 2020 based on the information contained in the Schedule 13G jointly filed by Walmart Inc. and Azure Holdings S.a.r.l. with the SEC on June 17, 2020. Assuming Walmart Entities’ shareholding had not changed since June 9, 2020, it represented 9.3% of the total issued and outstanding ordinary shares of the Company as of March 31, 2023.

To the Company’s knowledge and based on publicly available information, none of JD Group Entities and Walmart Entities is owned or controlled by a governmental entity of China.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 28, 2023

Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of China and that the governmental entities in China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIE. The Company has the power to direct the activities that most significantly affect the economic performance of the VIE and receives the economic benefits from the VIE that could be significant to the VIE. As disclosed in the 2022 Form 20-F, the Company (through its wholly-owned subsidiary Dada Glory) holds 50% equity ownership in the VIE, and the other two shareholders of the VIE are (i) an entity affiliated with JD Group and (b) a natural person, respectively. To the Company’s knowledge, the entity affiliated with JD Group and the natural person are not owned or controlled by a governmental entity of China. In addition, the VIE holds 100% equity interests in its subsidiaries. Therefore, the VIE or its subsidiaries are not owned or controlled by a governmental entity of China, and the governmental entities in China do not have a controlling financial interest in the VIE or its subsidiaries.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, the record holders of its ordinary shares included: (i) JPMorgan Chase Bank, N.A., (ii) JD Sunflower Investment Limited, an entity affiliated with JD Group (as described in the first bullet under the first paragraph of the Company’s response to this Question 1), (iii) Azure Holdings S.a.r.l., an entity affiliated with Walmart (as described in the second bullet under the first paragraph of the Company’s response to this Question 1), (iv) an entity established for the implementation of the Company’s share incentive plan, and (v) certain other institutional and individual investors which collectively held less than 2% of the Company’s total outstanding ordinary shares as of March 31, 2023 (the “Other Shareholders”). JPMorgan Chase Bank, N.A. is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify each public market ADS holder due to the large number of such holders. The Company relied on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares to identify the Company’s principal shareholders. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is a governmental entity in the Cayman Islands, as described above. All of the Other Shareholders were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information of the Other Shareholders, such as their websites and the Beneficial Ownership Reports filed by them, and to the extent applicable the Company’s communication with the Other Shareholders, none of them is known to the Company to be a governmental entity in the Cayman Islands or owned or controlled by a governmental entity in the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands own any share of the Company.

The Company believes it is reasonable and sufficient to rely on register of members, the Beneficial Ownership Reports and other publicly available information, and respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 28, 2023

2.	In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of Dada Nexus Limited

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for the preparation of the 2022 Form 20-F, the Company has asked each of the directors of Dada Nexus Limited to complete a questionnaire, which seeks self-declaration if any director is an official of the Chinese Communist Party. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire. Based on these certifications provided by its directors, the Company believes that none of the members of the board of directors of Dada Nexus Limited is an official of the Chinese Communist Party.

Directors of the Company’s Consolidated Foreign Operating Entities

The Company further respectfully submits that the directors of the Company’s consolidated foreign operating entities are either (i) Dada Nexus Limited’s directors or (ii) employees of the Company or its subsidiaries or the VIE.

(i)	For directors of Dada Nexus Limited, their status as non-official of the Chinese Communist Party is confirmed based on the procedure and certifications described above.

(ii)	For directors that are employees of the Company or its subsidiaries or the VIE, they are required to provide their background information, including any party affiliation, to the Company during their onboarding process. They have all confirmed that they are not officials of the Chinese Communist Party. The Company has emphasized that providing accurate background information is a condition to make them onboard, and they have represented to the Company that the information they provided to the Company is true and accurate. Based on the information provided by the directors of the Company’s consolidated operating entities, the Company believes that none of them is an official of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the Company’s VIE or other consolidated operating entities is obligated to confirm their status whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any third party certifications such as affidavits as the basis of its disclosure.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

August 28, 2023

3.

We note your list of subsidiaries in Exhibit 8.1 appears to indicate that you have  subsidiaries in Hong Kong and British Virgin Islands as well as in PRC that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•	With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your response.

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s significant consolidated foreign operating entities are incorporated include mainland China, Hong Kong SAR, the British Virgin Islands and the Cayman Islands. Except for the VIE and its subsidiaries in mainland China, the Company holds 100% equity interests in its consolidated operating entities. As disclosed in the 2022 Form 20-F, the Company (through its wholly-owned subsidiary Dada Glory) holds 50% equity ownership in the VIE, and the other two shareholders of the VIE are (i) an entity affiliated with JD Group and (b) a natural person, respectively. To the Company’s knowledge, the entity affiliated with JD Group and the natural person are not owned or controlled by a governmental entity of China. Therefore, based on the foregoing, no governmental entity in mainland China, Hong Kong SAR, the British Virgin Islands or the Cayman Islands owns shares of the Company’s consolidated foreign operating entities.

•	With respect to (b)(3) and (b)(5), please provide the information required by (b)(3) and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under paragraphs (b)(3) of Item 16I, the Company respectfully supplements that, Dada Nexus Limited wholly owns its subsidiaries in Hong Kong and British Virgin Islands, Dada Group (HK) Limited and Alpha Lake Limited, and the governmental entities in mainland China do not have a controlling financial interest in Company’s subsidiary in Hong Kong, British Virgin Islands or any of the Company’s other consolidated foreign operating entities.

With respect to the required disclosure under paragraphs (b)(5) of Item 16I, the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizing documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

* * *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 21 3165 7167 or beck@imdada.cn or the Company’s U.S. counsel, Yuting Wu of Skadden, Arps, Slate, Meagher & Flom LLP at +86 21 6193 8225 or yuting.wu@skadden.com.

Very truly yours,

By:	/s/ Beck Zhaoming Chen
Beck Zhaoming Chen Chief Financial Officer

cc:	Lijun Xin, Chairman of the Board of Directors, Dada Nexus Limited

Huijian He, President, Dada Nexus Limited

Yuting Wu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP